UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

WW INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Virginia	11-6040273
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18 West 18th Street, 7th Floor New York, NY Telephone: (212) 589-2700	10011
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box: ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box: ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box: ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

None.

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Item 1. Description of Registrant’s Securities to Be Registered.

The following is a description of the common stock, no par value (“Common Stock”), of WW International, Inc. (the “Company” or “we”) being registered hereunder. This description is based on and qualified by the Company’s Third Amended and Restated Articles of Incorporation (the “Articles”) and Amended and Restated Bylaws (the “Bylaws”), copies of which are filed as Exhibit 3.1 and Exhibit 3.2 respectively, to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 25, 2025 (File No. 001-16769) and incorporated herein by reference.

Authorized Capital Stock

Our authorized capital stock consists of (1) 1,000,000,000 shares of common stock, no par value, and (2) 250,000,000 shares of preferred stock, no par value. No shares of preferred stock are issued or outstanding as of the date hereof.

Voting Rights

The holders of our Common Stock are entitled to one vote per share on all matters submitted for action by the shareholders. The Articles further provide that (a) in an uncontested election of directors, directors shall be elected by a majority of the votes cast by shares entitled to vote in the election and (b) in a contested election of directors, directors shall be elected by a plurality of the votes cast by shares entitled to vote in the election.

Dividends

We do not currently pay a dividend and we have no current plans to pay dividends in the foreseeable future. Subject to the rights of the holders of preferred stock, all shares of our Common Stock are entitled to share equally on a per share basis in any dividends our Board of Directors may declare from legally available sources. Such dividends are non-cumulative. The covenants in our existing indebtedness, including our credit facility, impose certain restrictions on our ability to declare dividends with respect to our Common Stock.

Liquidation

Upon liquidation or dissolution of the Company, whether voluntary or involuntary, all shares of our Common Stock are entitled to receive, pro rata according to the number of shares of our Common Stock owned of record by each of them, the assets available for distribution to shareholders after payment of all of our prior obligations, including obligations to our holders of preferred stock.

Rights and Preferences

The holders of our Common Stock have no preemptive or conversion rights and our Common Stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, powers, preferences and privileges of holders of our Common Stock will be subject to those of the holders of any shares of our preferred stock our Board of Directors may authorize and issue in the future.

Fully Paid and Nonassessable

All outstanding shares of our Common Stock are fully paid and non-assessable.

Exclusive Forum

Our Articles provide that, unless the Company selects or consents in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia (or, if the United States District Court for the Eastern District of Virginia lacks subject matter jurisdiction, another state or federal court located within the Commonwealth of Virginia) is the sole and exclusive forum for certain shareholder derivative or state corporate law claims, and that the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Certain Provisions of Virginia Law and Our Articles and Bylaws May Impede a Change in Control

Some provisions of Virginia law and the Articles and Bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer or otherwise; or

•	control of us by means of a proxy contest.

These provisions, summarized below, are intended to, or may, discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Preferred Stock

Our Board of Directors has the authority, without any further vote or action by our shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our Common Stock. It is not possible to state the actual effect of the issuance of any series of preferred stock upon the rights of holders of our Common Stock until our Board of Directors determines the specific rights of the holders of that series. However, the effects might include, among other things:

•	restricting dividends on the Common Stock;

•	diluting the voting power of the Common Stock;

•	impairing the liquidation rights of the Common Stock;

•	delaying or preventing a change in control without further action by the shareholders; or

•

impeding or discouraging an acquisition attempt or other transaction that some, or a majority, of the holders of our Common Stock might believe to be in their best interests or in which the holders of our Common Stock might receive a premium for their Common Stock over the market price of the Common Stock.

Authorized but Unissued Capital Stock

The listing requirements of The Nasdaq Stock Market LLC, which apply so long as our Common Stock is listed on The Nasdaq Stock Market LLC, require shareholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved Common Stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our Bylaws establish an advance notice procedure with respect to certain matters, including nominations of persons for election as directors and shareholder proposals, to be brought before an annual meeting of shareholders. Our Bylaws set forth various informational requirements that must be followed in connection with submitting director nominations and any other business for consideration at a shareholders meeting.

Shareholder Action by Written Consent

Virginia law generally requires shareholder action to be taken only at a meeting of shareholders and permits shareholders of a public corporation to act only by written consent with the unanimous written consent of all shareholders.

Anti-Takeover Statutes

We have opted out of the Virginia anti-takeover law regulating “control share acquisitions.” Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants appraisal rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares. This regulation was designed to deter certain takeovers of Virginia public corporations.

We have opted out of the Virginia anti-takeover law regulating “affiliated transactions.” Under this law, certain material transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least two-thirds of the remaining voting shares, unless the articles of incorporation or bylaws of the corporation provide that this regulation does not apply. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent.

Item 2. Exhibits.

In accordance with the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the registrant are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 3, 2025	WW INTERNATIONAL, INC.

	By:	/s/ Felicia DellaFortuna
	Name:	Felicia DellaFortuna
	Title:	Chief Financial Officer